Exhibit 12.1
NORANDA ALUMINUM HOLDING CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Three months ended	Nine months ended
	September 30, 2011	September 30, 2011
	$	$
Computation of earnings:
Income before income taxes	37.5	166.4
Plus: fixed charges	5.8	18.0
Less: capitalized interest	(0.2)	(0.6)

Earnings	43.1	183.8

Computation of fixed charges:
Interest expense, net	5.2	16.4
Capitalized interest	0.2	0.6
Interest portion of operating lease expense	0.4	1.0

Fixed charges	5.8	18.0

Ratio of earnings to fixed charges	7.4	10.2